

# Craig H. Misrach · 2nd

CEO, Founder, Board Member

San Diego, California · 500+ connections · **Contact info**



**Poppy Capital**

**University of Virginia Darden Graduate Sc**

## Experience

**Managing Director**

Poppy Capital

Oct 2018 – Present · 1 yr 10 mos

Greater San Diego

Poppy Capital is a special purpose investment fund (private) focused on the acquisition of growth-stage businesses generating ~$10M-$40M revenue and ~$2M-$7M EBITDA. Poppy Capital maintains an industry and geographically agnostic focus with a preference toward services-based businesses.

Poppy Capital has financial backing from 14 different investors, the majority including institutional private equity funds and family offices. For more information, visit us at http://poppy-capital.com/team/



**Poppy Capital RED.pdf**



**President, Board Member**

UpLyft™

Apr 2018 – Present · 2 yrs 4 mos

San Diego, California

UpLyft™ is the first FDA-compliant Self Transfer System ("STS") from bed to wheelchair for

people with limited mobility. In 1 minute, a person can self-transfer him/herself with UpLyft™ from a horizontal lying down position in bed into their wheelchair.
Check us out at https://myuplyft.com/.

### Founder & CEO
Ampla Holdings
Mar 2018 – Present · 2 yrs 5 mos
San Diego, California

Ampla Holdings is an operational management company that provides C-suite executive leadership, Board of Director's oversight (e.g. Aculief, UpLyft), and business advisory services.



### Board of Directors Member
Aculief, Inc
Apr 2016 – Present · 4 yrs 4 mos
Carlsbad, CA

Aculief is the only Wearable Acupressure® for active lifestyles on the market today and has effectively created the Wearable Acupressure™ product category that is estimated to total $30 billion in 2020. Aculief is patent-protected wearable acupressure (between thumb and index finger - the LI4 Acupressure Point) designed to wear anytime and provide all-natura ...see mor



### Investment Advisor
AB Bernstein
Sep 2015 – Mar 2018 · 2 yrs 7 mos
San Diego, California

Advised CEO's, executive teams and business owners in managing their business and maximizing their after-tax wealth. Work was performed around M&A activity. I also was responsible for sourcing deals and raising capital for Bernstein's private equity investment funds (AUM's ~$1B-$7B per fund and ~$30M-$70M per transaction).

**Show 4 more experiences** ⌄

## Education



**University of Virginia - Darden Graduate School of Business Administration**
MBA, Entreprenuership, Venture Capital, & General Management
2004 – 2006
Activities and Societies: _ Entreprenuership & Venture Capital Club - Vice President Real Estate Club Charlottesville Venture Group



**Indiana University - Kelley School of Business**
Bachelors in Science, Accounting & Finance
1995 – 1999
Activities and Societies: Assistant Coach - IU Women's Tennis Team ('96-98). 1998 Big Ten Champions!

## Licenses & Certifications



**Certified Public Accountant (C.P.A) - State of California**
California Board of Accountancy
Issued Nov 1999 · No Expiration Date
Credential ID 82136

**See credential**

## Volunteer Experience



**Board of Directors, Investment Committee Member**
Jewish Community Foundation San Diego
May 2016 – Present  •  4 yrs 3 mos

As a 50+ year trusted expert resource for philanthropy, the Jewish Community Foundation of San Diego (JCFSD) engages and inspires generations of givers by promoting philanthropy via meaningful partnerships to acheive charitable goals and increase support for a vibrant and secure Jewish and general community in San Diego and Israel. As a Board of Directors Membe and Investment Committee Member at JCFSD, I help advise the Foundation relating to $500M+ in assets included in both Endowment and associated investment pools. In 2018, JCFSD awarded and faciliated over $100M in grants to 3rd parties.



### Member, Forum Moderator ('17-'18)
Entrepreneurs' Organization
Sep 2015 – Present  •  4 yrs 11 mos
Education

The Entrepreneurs' Organization (EO) is a global, peer-to-peer network of more than 12,000+ influential business owners with 163 chapters in 52 countries. Founded in 1987, EO is the catalyst that enables leading entrepreneurs to learn and grow, leading to greater success in business and beyond. I was unanimously elected by my peers as Forum Moderator for a one year term that commenced April 1, 2017.



### Business Advisor & Finance Mentor
San Diego Sport Innovators (SDSI)
Oct 2014 – Present  •  5 yrs 10 mos
Science and Technology

San Diego Sport Innovators (SDSI) is a business 501(c)(3) not-for-profit development organization focused on having San Diego be THE home of the Sport and Active Lifestyle (SAL Industry. At SDSI, I help Founders & CEO's optimize their operating, financing, and commercialization strategies so they can most effectively grow their businesses. San Diego SAL companies currently account for ~$1.4 Billion in overall economic activity.

**Show 1 more experience** ⌄

## Skills & Endorsements

**Strategy** · 51

 Endorsed by **Manas Kanungo MBA, MS Bioeng, Global Leadership and 1 other who is highly skilled at this**

Endorsed by **2 of Craig H.'s colleagues at Freedom Meditech Inc.**

**Management** · 38

Endorsed by **2 of Craig H.'s colleagues at Freedom Meditech Inc.**

 Endorsed by **7 people who know Manage**

**Strategic Planning** · 32

**Cameron Stewart, CIC and 31 connections** have given endorsements for this skill

**Show more** ⌄

## Recommendations

**Received (0)**        **Given (1)**

**Rohan Amonkar**
Senior Instrument & Control
Engineer at GPA
Engineering
September 21, 2010, Craig H.
was a client of Rohan's

Rohan is a roll your sleeves up type of employee who strive
be the best he can be. Rohan definitely added value for our
organization in a variety of cross functional areas including
biomedical engineering, business development, and project
management. I see big things for Rohan in his future.

